                       Securities and Exchange Commission
                              Washington D.C. 20549




                                    FORM 6-K



                        Report of Foreign Private Issuer
                    pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                  For the quarterly period ended June 30, 1998


                          ----------------------------



                                   Olicom A/S
                 (Translation of registrant's name into English)


                                  Nybrovej 114
                                 DK-2800 Lyngby
                                     Denmark
                    (Address of principal executive offices)


                          -----------------------------


          [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Form 20-F [X]    Form 40-F [ ]

                       [Indicate by check mark whether the
                     registrant by finishing the information
                     contained in this Form is also thereby
                        furnishing the information to the
                   Commission pursuant to Rule 13g3-2(b) under
                      the Securities Exchange Act of 1934.

                                Yes [ ]   No [X]

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): Not Applicable

                             This Form 6-K shall be
                        incorporated by reference to the
                       registrant's registration statement
                              on Form F-4 under the
                Securities Act of 1933, as amended, registration
                                 no. 333-24655.

                                   OLICOM A/S
                                    FORM 6-K

                                Table of Contents


                                                                                              Page
                                                                                              ----

ITEM 1.       FINANCIAL INFORMATION

              Consolidated Balance Sheets as of
                 December 31, 1997 and June 30, 1998                                             3

              Consolidated Statements of Income
                 for the three months ended June 30, 1997
                 and June 30, 1998                                                               4

              Consolidated Statements of Cash Flows for the six months
                 ended June 30, 1997 and June 30, 1998                                           5

              Notes to Consolidated Financial Statements                                         6


ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                 AND RESULTS OF OPERATIONS                                                       8


ITEM 4.       EXHIBITS

Exhibit No.      Description
-----------      -----------

   99.1          Press Release dated July 15, 1998, relating                                     12
                 to Financial Results for Second Quarter 1998

                                   OLICOM A/S

                           CONSOLIDATED BALANCE SHEETS

                                                                             DECEMBER 31, 1997               JUNE 30, 1998
                                                                             -----------------               -------------
                                                                                                              (UNAUDITED)
                                                                                               (IN THOUSANDS)
ASSETS

Current assets:
          Cash and cash equivalents                                              $  45,591                     $  39,365
          Short term investments                                                       915                             0
          Accounts receivable, less allowance of
                   $3,326 in 1997 and $2,345 in 1998                                57,967                        67,962
          Inventories                                                               25,663                        33,156
          Deferred tax                                                               1,925                         2,598
          Prepaid expenses and other                                                 4,337                         6,488
                                                                                 ---------                     ---------
                   Total current assets                                            136,398                       149,569
Property and equipment                                                              16,028                        18,131
Purchased intangibles                                                                9,172                         8,171
Investment in affiliated companies                                                     733                           912
                                                                                 ---------                     ---------

                   Total assets                                                  $ 162,331                     $ 176,783
                                                                                 =========                     =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
          Accounts payable                                                       $  18,815                     $  17,569
          Accrued payroll and related expenses                                       4,092                         4,418
          Accrued product warranty expense                                           1,118                         1,118
          Other accrued expenses                                                     8,834                        12,529
          Deferred revenue                                                           2,942                         2,262
          Income taxes payable                                                          45                         2,040
                                                                                 ---------                     ---------
                   Total current liabilities                                        35,846                        39,936

Minority interests                                                                     926                           779

Shareholders' equity:
          Common shares, DKK 0.25 nominal value
                   authorized and issued -
                   18,495 in 1997, 18,594 in 1998                                      712                           716
          Additional paid - in capital                                             102,633                        98,774
          Retained earnings                                                         38,728                        45,086
          Treasury stock - 940 in 1997 and 697 in 1998                             (14,988)                       (7,179)
          Unearned compensation                                                     (1,594)                       (1,329)
          Unrealized gains/losses on securities                                         68                             0
                                                                                 ---------                     ---------
               Total shareholders' equity                                          125,559                       136,068
                                                                                 ---------                     ---------
                   Total liabilities and shareholders' equity                    $ 162,331                     $ 176,783
                                                                                 =========                     =========



                             See accompanying notes

                                   OLICOM A/S

                        CONSOLIDATED STATEMENTS OF INCOME


                                                               SIX MONTHS ENDED                     THREE MONTHS ENDED
                                                                     JUNE 30,                            JUNE 30,
                                                           ---------------------------         ---------------------------
                                                              1997              1998              1997              1998
                                                           ---------         ---------         ---------         ---------

                                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                                     (UNAUDITED)

Net Sales                                                  $ 101,707         $ 136,278         $  53,303         $  70,381
Cost of sales                                                 53,840            71,622            27,691            37,025
                                                           ---------         ---------         ---------         ---------

           Gross profit                                       47,867            64,656            25,612            33,356
                                                           ---------         ---------         ---------         ---------

Operating expenses:
           Sales and marketing                                22,469            34,441            11,983            17,917
           Research and development                            6,419            11,784             3,523             6,128
           General and administrative                          4,823             5,971             2,730             2,761
           Acquisition related expenses                       40,917                 0            40,917                 0
                                                           ---------         ---------         ---------         ---------

                           Total operating expenses           74,628            52,196            59,153            26,806
                                                           ---------         ---------         ---------         ---------

           Income from operations                            (26,761)           12,460           (33,541)            6,550
Interest income (expense) and other, net                         851             1,150               431               586
                                                           ---------         ---------         ---------         ---------

Income before income taxes                                   (25,910)           13,610           (33,110)            7,136
Income taxes                                                   4,864             4,066             2,344             2,153
                                                           ---------         ---------         ---------         ---------

Income before minority interests                             (30,774)            9,544           (35,454)            4,983
Minority interests                                               159               (47)               77                (9)
                                                           ---------         ---------         ---------         ---------

           Net income                                      $ (30,933)        $   9,591         $ (35,531)        $   4,992
                                                           =========         =========         =========         =========

Net income per share (diluted EPS)                         $   (2.07)        $    0.51         $   (2.34)        $    0.27
                                                           =========         =========         =========         =========

Weighted average shares outstanding
Including common stock equivalents                            14,944            18,649            15,192            18,758
                                                           =========         =========         =========         =========

Net income per share (basic EPS)                           $   (2.07)        $    0.54         $   (2.34)        $    0.28
                                                           =========         =========         =========         =========

Weighted average shares outstanding                           14,944            17,739            15,192            17,821
                                                           =========         =========         =========         =========



                             See accompanying notes

                                   OLICOM A/S

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      SIX MONTHS ENDED
                                                                                           JUNE 30,
                                                                             ------------------------------------
                                                                                1997                      1998
                                                                             ----------                ----------
                                                                                         (UNAUDITED)
                                                                                        (IN THOUSANDS)
Operating activities:
     Net income                                                              $  (30,934)               $    9,590
     Adjustments to reconcile net income to net
         cash provided by (used in) operating activities:

         Depreciation and amortization                                            2,122                     4,542
         Equity in net income of affiliate                                            0                      (179)
         Minority interest in earnings                                              193                       (47)
         Exchange rate adjustment re. minority interest                             (34)                     (100)
         Deferred income taxes                                                   (1,194)                     (673)
         Purchased research and development                                      40,917                         0

         Change in operating assets and liabilities:
             Accounts receivable                                                 (4,914)                   (9,995)
             Other receivables                                                    1,642                         0
             Inventories                                                            736                    (7,493)
             Prepaid expenses                                                    (4,006)                   (2,152)
             Accounts payable                                                   (10,866)                    3,693
             Accrued payroll and related expenses                                  (144)                      326
             Accrued product warranty expense                                       173                         0
             Other accrued liabilities                                           14,428                    (1,923)
             Income taxes payable                                                (1,067)                    1,996
                                                                             ----------                ----------
                  Net cash provided by (used in)
                  operating activities                                            7,052                    (2,415)

Investing activities:
     Capital expenditures                                                        (2,487)                   (5,644)
     Proceeds from sale of property and affiliated company                            0                         0
     Investment in affiliated company Digianswer                                      0                         0
     Proceeds from sale of short-term investments                                     0                         0
     Acquisition of CrossComm net of cash acquired                              (39,634)                        0
     Short-term investments (net)                                                 6,553                     1,112
                                                                             ----------                ----------
                  Net cash provided by (used in)
                  investing activities                                          (35,568)                   (4,532)

Financing activities:
     Borrowings (repayments)                                                          0                         0
     Proceeds from warrants/options exercised                                       441                     5,407
     Sale (purchase) of treasury stock                                              160                    (4,690)
                                                                             ----------                ----------
                  Net cash used in financing activities                             601                       717

Effect of exchange rate changes on cash                                            (915)                        0
                                                                             ----------                ----------
Net increase (decrease) in cash and cash equivalents                            (28,830)                   (6,230)
Cash and cash equivalents at beginning of period                                 41,664                    45,591
                                                                             ----------                ----------
Cash and cash equivalents at end of period                                   $   12,834                $   39,361
                                                                             ==========                ==========
Interest paid during the period                                              $        8                $       27
                                                                             ==========                ==========
Tax paid during the period                                                   $    6,142                $    2,846
                                                                             ==========                ==========


                             See accompanying notes

                                   OLICOM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements as of June 30, 1997 and 1998, are unaudited. In the opinion of the management of Olicom A/S (the "Company"), such unaudited financial statements include only such normally recurring adjustments necessary for a fair presentation of the results of operations for the interim periods presented and of the financial position of the Company at the date of the interim balance sheet. The results for such interim periods are not necessarily indicative of the results for the entire year.

It is recommended that this financial data be read in conjunction with the audited consolidated financial statements and notes thereto included in the 1997 Annual Report.

1.   EARNINGS PER SHARE

     In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share". The Standard is effective for both interim and annual periods ending after December 15, 1997. The Company has adopted SFAS 128 retroactively. Accordingly, the Company has disclosed both Basic earnings per share and Diluted earnings per share for all periods presented.

     Diluted earnings per share are computed based on the weighted average number of common stock and common stock equivalents outstanding during each year. Common stock equivalents are determined under the assumption that outstanding warrants and options are exercised. Outstanding warrants and options have been included in earnings per share computations based on the treasury stock method. Basic earnings per share are computed based on the weighted average shares outstanding during each year.

2.   PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Olicom A/S and its majority-owned subsidiaries. The Company's investments in 20-50% owned companies are accounted for by the equity method of accounting.

3.  INVENTORIES

     Inventories are stated as the lower of cost or market with cost determined on the basis of the first in, first out method. Raw materials inventories are sold at the Company's cost to subcontractors who assemble products to the Company's specifications. Finished goods inventories include completed products purchased from subcontractors. Inventories consist of:

                                              DECEMBER 31, 1997           JUNE 30, 1998
                                              -----------------           -------------
                                                                           (UNAUDITED)
                                                            (IN THOUSANDS)

Finished goods                                    $   17,704               $   26,040
Raw materials                                          7,959                    7,116
                                                  ----------               ----------

     Total inventories                            $   25,663               $   33,156
                                                  ==========               ==========


4.   LEASEHOLD IMPROVEMENTS AND EQUIPMENT

     Leasehold improvements and equipment are carried at cost. Depreciation is charged on a straight-line basis to costs and expenses over the expected useful lives of the assets. Equipment is depreciated over four years, and leasehold improvements are amortized over the shorter of their estimated lives or non-cancelable term of the lease. Leasehold improvements and equipment consist of:

                                   OLICOM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                 DECEMBER 31, 1997         JUNE 30, 1998
                                                                 -----------------         -------------
                                                                                             (UNAUDITED)
                                                                               (IN THOUSANDS)

Leasehold improvements                                                $  2,970                $  3,240

Equipment                                                               31,809                  36,832
                                                                      --------                --------

                                                                        34,779                  40,072

Accumulated depreciation                                               (18,751)                (21,941)
                                                                      --------                --------

     Total property and equipment                                     $ 16,028                $ 18,131
                                                                      ========                ========

5.   REPORTING CURRENCY

     Although the Company and its subsidiaries maintain their books and records in local currencies, as required by law, the Consolidated Financial Statements have been prepared in U.S. dollars because the U.S. dollar is the currency of the primary economic environment in which the Company and its subsidiaries conduct their operations.

     The majority of the Company's sales are billed and collected in U.S. dollars, and the majority of the Company's purchases of raw materials and finished goods inventories are invoiced and paid in U.S. dollars.

6.   RESEARCH AND DEVELOPMENT COSTS

     Research and development costs, including costs of developing software products, are expensed as incurred. Application of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed", has not had any material effect on the Company's consolidated financial position or results of operations.

                                   OLICOM A/S

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 1997 AND 1998.


Certain statements included in this Report include trend analysis and are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended), including, without limitation, statements containing the words "believes", "anticipates", "expects" and words of similar import. Such forward-looking statements relate to future events, the future financial performance of the Company, and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Prospective investors should specifically consider the various factors identified in this Report that could cause actual results to differ, including, without limitation, those discussed in the following section, as well as in the Company's Annual Report on Form 20-F. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

The following discussion should be read in conjunction with the information contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1997, and the consolidated financial statements and related notes included elsewhere herein.

RESULTS OF OPERATIONS

Net sales increased $17.1 million, or 32.0%, from the three months ended June 30, 1997, to the comparable period of 1998. The Company believes that the increase in net sales during such period was due to several factors, including the revenues attributable to the former CrossComm Corporation (CrossComm), which was acquired on June 12, 1997, increased sales in the U.S. in general, and continued strength in the Company's traditional lines of business (especially, growth in sales of Token-Ring PCI adapters). Net sales also benefited from the introduction in mid-September, 1997 of the Company's Token-Ring and ATM switch products. Net sales during the second quarter of 1998 were negatively impacted by weaker than expected international sales compared with the first quarter of 1998 and a slight slowdown in sales of network system products. The Company's disappointing sales in Europe were attributed to intensified competition in certain European markets.

Gross profit increased $7.7 million, or 30.2%, from the three months ended June 30, 1997, to the comparable period of 1998, and decreased as a percentage of net sales from 48.0% to 47.4%. The decrease in gross margins was primarily due to increased pricing pressure, particularly in the adapter market.

Sales and marketing expenses increased $5.9 million, or 49.5%, from the three months ended June 30, 1997, to the comparable period of 1998, and increased as a percentage of net sales from 22.5% to 25.5%. The increase in the amount of such expenses during such period was primarily due to increased marketing activities both in the United States and Europe, including higher costs associated with personnel expenses and promotional expenditures, and the inclusion of expenses associated with CrossComm's operations. The Company has initiated a program to increase the cost effectiveness of its marketing activities. Accordingly, marketing expenses are expected to decline as a percentage of net sales.

Research and development expenses increased $2.6 million, or 73.9%, from the three months ended June 30, 1997, to the comparable period of 1998, and increased as a percentage of net sales from 6.6% to 8.7%. The increase primarily reflected the research and development activities that were acquired as part of the CrossComm transaction and the hiring of additional personnel required to support enhancements of current products and expenditures for new product development. All of the Company's research and development costs have been expensed as incurred.

General and administrative expenses increased $31,000, or 1.1%, from the three months ended June 30, 1997, to the comparable period of 1998, and decreased as a percentage of net sales from 5.1% to 3.9%.

During the second quarter of 1997, a non-recurring expense of $40.9 million was reported as a result of the write-off of in process research and development projects of the former CrossComm and other transaction-related expenses.

The Company's operating income for the second quarter of 1998 was $6.6 million, compared to an operating loss of $33.5 million for the second quarter of 1997.

During the second quarter of 1998, Olicom initiated a comprehensive program to further strengthen the Company's competitiveness. The Company established an aggressive schedule to simplify internal processes and improve operational efficiencies, while maintaining focus on customer satisfaction. In this connection, on September 9, 1998, the Company announced plans to discontinue its U.S.-based research and development activities and consolidate all such activities in Denmark and Poland. Also, certain other functions presently undertaken as the Company's facility in Marlboro, Massachusetts, will be transferred to other locations. These actions are part of a global consolidation, which will result in the release of approximately 50 employees in administrative functions, marketing, research and development, and operations. The Company also announced that it was informing employees in its service business unit in Marlboro that the Company is having discussions with a third party service provider to outsource portions of the Company's service activities. As a consequence of such actions, the Company expects to accrue non-recurrent pre-tax cash charges of approximately $2 million and expects to make certain fixed and intangible asset write-offs. These non-recurrent charges and write-offs will be reflected in the Company's financial statements for the third quarter of 1998.

LIQUIDITY AND CAPITAL RESOURCES

The Company has two unsecured line of credit facilities for an aggregate amount of DKK 15.0 million ($2.2 million) and, in addition, a USD-denominated line of credit facility for $8.5 million, of which $10.7 million was unused at June 30, 1998. Under prevailing banking practice in Denmark, these lines of credit are terminable by the lender on 14 days prior notice (even if the Company is not in breach of the general conditions for such facilities) and are terminable without notice in the event of a breach thereof by the Company (subject to any applicable cure period).

On June 30, 1998, the Company's inventory levels had increased 29.2% from that recorded at December 31. 1997. This increase was primarily due to lower sales than expected in the first half of 1998.

Trade accounts receivable at June 30, 1998, increased 17.7% to $68.0 million, from that recorded at December 31, 1997. This increase was primarily due to sales revenue in the first half of 1998 being recognized later than normal.

BUSINESS ENVIRONMENT AND RISK FACTORS

The Company's future operating results may be affected by various trends and factors, which the Company must successfully manage in order to achieve favorable operating results. In addition, there are trends and factors that are beyond the Company's control that may affect its operations.

Such trends and factors include, without limitation, the following: conditions within the networking industry, and economic conditions generally; rapid technological change, frequent product introductions, changes in customer needs and evolving industry standards, which require that the Company continue to add engineering refinements to its existing products and develop and introduce new products which achieve market acceptance; difficulties or delays in the development, production and marketing of products, including, without limitation, any failure to ship new products and technologies when anticipated and a failure of manufacturing economies to develop when planned; fluctuations in the Company's revenues and operating results from quarter to quarter, due to a variety of factors, including, among others, the timing of significant orders, the timing of product introductions by the Company or its competitors, variations in net revenues by product and distribution channel, increased price and other competition, and decisions by distributors and OEMs as to the quantity of the Company's products to be maintained in inventories; pricing, purchasing, operational and promotional decisions by distributors, value added resellers and OEMs, which could affect their supply of, or end-user demand for, the Company's products; the absence of long-term obligations on the part of distributors and OEMs to purchase products from the Company (and the implicit risk of any unanticipated declines in sales to any of the Company's material customers for competitive reasons or because of the internalization of production of products purchased from the Company on an OEM basis); the Company's shipment of products shortly after receipt of a purchase order, with the result that a substantial portion of the Company's revenues for any quarter results from orders received during such quarter, and minor shifts in the timing of purchase orders can have a significant effect on net sales for any quarter; the Company's failure to accurately anticipate the demand for its products, due to, among other things, the fact that the Company's expectations of future net sales as well as its expenditures are based largely on its own estimate of future demand and not on firm customer orders; declines in the demand for Desktop Network Interface cards, which accounted for approximately 53.9% of the Company's net sales during 1997; the effect that consolidation in the LAN industry may have on the competitive position of the Company and its revenues and operating results; the acquisition of assets and businesses and the making or incurring of any expenditures and expenses in connection therewith, including, without limitation, any research and development expenses relating thereto; the ability of the Company to reduce product and other costs; the activities of any parties with whom the Company has an agreement or understanding, including, without limitation, issues affecting joint development projects in which the Company is a participant; unexpected changes in regulatory requirements, tariffs and other trade barriers, longer accounts receivable payment cycles and other risks associated with international operations; the ability or inability of the Company to hedge against foreign currency, exchange rates and fluctuations in such rates; and a change in the value of the U.S. dollar (the Company's functional currency) relative to other currencies.

In light of the foregoing factors, as well as other factors affecting the Company's operating results, past trends should not be used by investors or others to anticipate future trends, and prior operating performance may not be an accurate indicator of future performance.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

With the exception of historical information, certain of the matters discussed in this report and the press release included herewith are forward-looking statements that involve risks and uncertainties, including, without limitation, the risks and uncertainties described above under the caption "Business Environment and Risk Factors", together with such risks and uncertainties as are described in registration statements, reports and other documents filed by the Company from time to time with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such risks and uncertainties could cause the Company's actual consolidated results for 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

                                   SIGNATURES



The registrant certifies that it meets all of the requirements for filing and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   Olicom A/S



Date:   September 10, 1998                         By: /s/ Boje Rinhart
                                                   ----------------------------
                                                       Boje Rinhart
                                                       Chief Financial Officer

                               INDEX TO EXHIBITS




EXHIBIT
NUMBER                            DESCRIPTION
-----------                       -----------

   99.1 Press Release dated July 15, 1998, relating to Financial Results for Second Quarter 1998